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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------
                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 6)


                                  VIASOFT, INC.
          -------------------------------------------------------------
                            (Name of Subject Company)

                              CV ACQUISITION, INC.
                              COMPUWARE CORPORATION
          -------------------------------------------------------------
                                    (Bidders)

                         COMMON STOCK, $0.001 PAR VALUE
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    237823109
          -------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                           THOMAS COSTELLO, JR., ESQ.
                              CV ACQUISITION, INC.
                              COMPUWARE CORPORATION
                           31440 NORTHWESTERN HIGHWAY
                         FARMINGTON HILLS, MI 48334-2564
                            TELEPHONE: (248) 737-7300
          -------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                                   COPIES TO:
                              DONALD J. KUNZ, ESQ.
                              DAVID E. BARNES, ESQ.
                        HONIGMAN MILLER SCHWARTZ AND COHN
                          2290 FIRST NATIONAL BUILDING
                             DETROIT, MICHIGAN 48226
                            TELEPHONE: (313) 465-7454
          -------------------------------------------------------------



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         This Amendment No. 6 to the Schedule 14D-1 relates to the offer by CV
Acquisition, Inc., a Delaware corporation ("Purchaser"), to purchase all outstanding shares of Common Stock, $0.001 par value, of Viasoft, Inc., a Delaware corporation (the "Company"), at $9.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal dated July 22, 1999, copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission on July 22, 1999. The purpose of this Amendment No. 6 is to amend and supplement Items 10 and 11 of the Schedule 14D-1 as described below.

Item 10. Additional Information

(f) On November 29, 1999, the Parent, the Purchaser and the Company entered into an Amendment to the Merger Agreement pursuant to which the Expiration Date of the Offer was extended to December 20, 1999.

         Reference is made to the Fourth Amendment to Agreement and Plan of Merger among the Parent, the Purchaser and the Company dated November 29, 1999, a copy of which is filed as Exhibit (d)(5) to this Amendment No. 6 to Schedule 14D-1 and is incorporated herein by reference, and to the Press Release of the Parent, a copy of which is filed as Exhibit (a)(14) to this Amendment No. 6 to
Schedule 14D-1 and is incorporated herein by reference.

Item 11. Material to be Filed as Exhibits.

(a)(14)  Press Release issued by Compuware on November 29, 1999.

(d)(5) Fourth Amendment to Agreement and Plan of Merger among Compuware Corporation, CV Acquisition, Inc. and Viasoft, Inc., dated as of November 29, 1999.



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                                    SIGNATURE

         After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

November 29, 1999


                                  CV ACQUISITION INC.


                                  By:    /s/ Thomas Costello, Jr.
                                     -----------------------------------------
                                  Name:  Thomas Costello, Jr.
                                  Title: Vice President, Secretary
                                          and Treasurer



                                  COMPUWARE CORPORATION


                                  By:    /s/ Thomas Costello, Jr.
                                     -----------------------------------------
                                  Name:  Thomas Costello, Jr.
                                  Title: Vice President, Secretary and
                                          General Counsel










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                                  EXHIBIT INDEX


   EXHIBIT
   NUMBER                          EXHIBIT NAME
 -----------       -------------------------------------------------------
    (a)(14)        Text of Press Release by Compuware dated November 29, 1999.

    (d)(5) Fourth Amendment to Agreement and Plan of Merger among Compuware Corporation, CV Acquisition, Inc. and Viasoft, Inc., dated as of November 29, 1999.